UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Quan Zhou

IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central, Hong Kong

+(852) 2529-1016

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,146,394
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,146,394
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,394
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund II Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,146,394(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,146,394(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,394
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (3)
14.	TYPE OF REPORTING PERSON PN

(2)

The record owner of these shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(3)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Investors II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 339,108
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,108
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (4)
14.	TYPE OF REPORTING PERSON PN

(4)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund GP II Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,485,502(5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,485,502(5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,502
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (6)
14.	TYPE OF REPORTING PERSON CO

(5)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 339,108 shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of these record holders, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(6)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (7)
14.	TYPE OF REPORTING PERSON PN

(7)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 221,393(8)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 221,393(8)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (9)
14.	TYPE OF REPORTING PERSON OO

(8)

Including 71,393 shares of which the Reporting Person is the record owner and 150,000 shares of which the record owner is IDG Technology Venture Investments, LP. By virtue of being the general partner of IDG Technology Venture Investments, LP, the Reporting Person may be deemed to have sole voting and dispositive power with respect to the shares of which the record owner is IDG Technology Venture Investments, LP.

(9)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investment III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,328
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,328
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (10)
14.	TYPE OF REPORTING PERSON PN

(10)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investment III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,328(11)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,328(11)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (12)
14.	TYPE OF REPORTING PERSON OO

(11)

The record owner of these shares is IDG Technology Venture Investment III, L.P. By virtue of being the general partner of IDG Technology Venture Investment III, L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(12)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Quan Zhou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,666
	8.	SHARED VOTING POWER 4,725,223(13)
	9.	SOLE DISPOSITIVE POWER 21,666
	10.	SHARED DISPOSITIVE POWER 4,725,223(13)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (14)
14.	TYPE OF REPORTING PERSON IN

(13)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares.

(14)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Chi Sing Ho
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,725,223(15)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,725,223(15)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,223
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (16)
14.	TYPE OF REPORTING PERSON IN

(15)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.

(16)	Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed with respect to MEMSIC, Inc. (the “Company” or “Issuer”) jointly by IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund GP II Associates Ltd., IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC (collectively, the “IDG Filing Persons”), Mr. Quan Zhou and Mr. Chi Sing Ho (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed on November 20, 2012, as previously amended on April 25, 2013 (as amended and supplemented to date, the “Schedule 13D”), on behalf of the reporting persons named therein with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a), 5(b) and 5(c) of the Schedule 13D is hereby amended and replaced by adding the following:

(a) – (b)	The following disclosure assumes that there are 24,296,504 shares of Common Stock outstanding as of May 10, 2013, as reported by the Issuer in a Form 10-Q filed on May 15, 2013.

The responses of the IDG Filing Persons to Rows (7) through (11) of the cover page of this Amendment No. 2 are incorporated herein by reference.

Mr. Quan Zhou, serving as a non-employee director of the Issuer, was granted restricted stock units (“RSUs”), vesting over three years, on June 29, 2011 and March 2, 2012, entitling him to receive, when vested, 25,000 and 15,000 shares of Common Stock, respectively. As of the date of this Amendment No. 2, a total of 21,666 RSUs held by Mr. Quan Zhou had become vested and 21, 666 corresponding Common Shares had been issued.

(c)	Except as set forth in Item 3 and Item 4 above, incorporated herein by reference, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2013

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner		IDG TECHNOLOGY VENTURE INVESTMENTS, LLC

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner		IDG TECHNOLOGY VENTURE INVESTMENT III, L.P. By: IDG Technology Venture Investment III, LLC, its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner		IDG TECHNOLOGY VENTURE INVESTMENT III, LLC

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.		CHI SING HO

By:	/s/ Quan ZHOU	By:	/s/ Chi Sing HO
Name:	Quan ZHOU
Title:	Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP By: IDG Technology Venture Investments, LLC, its General Partner		QUAN ZHOU

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU
Title:	Authorized Signatory

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